Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Administrator:

Steven Orlandino 312.992.5650
steven.orlandino@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	TILES601
Monthly Data File Name:	TILES601_200708_3.ZIP

	Page(s)
Statements to Certificateholders	Page 2
Cash Reconciliation Summary	Page 3
Bond Interest Reconciliation	Page 4
Bond Interest Reconciliation	Page 5
Other Related Information	Page 6
Other Related Information	Page 7
Rating Information	Page 8
Realized Loss Detail	Page 9
US Bank Disclaimer	Page 10

Closing Date:	15-Feb-2006
First Payment Date:	15-Aug-2006
Rated Final Payment Date:	15-Feb-2034
Determination Date:	15-Aug-2007

Trust Collection Period
2/16/2007 - 8/15/2007

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Standard & Poor's Ratings Services

Information is available for this issue from the following sources

Bank of America Merrill Lynch	www.etrustee.net



Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Grantor Trust

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

WAC: 8.000000%
WAMM: 318

Next Index: 4.780000%

Class CUSIP	Original Face Value (1)	Opening Balance Factor per $ 1000	Principal Payment Factor per $ 1000	Principal Adj. or Loss Factor per $ 1000	Negative Amortization Factor per $ 1000	Closing Balance Factor per $ 1000	Interest Payment (2) Factor per $ 1000	Interest Adjustment Factor per $ 1000	Pass-Through Rate Next Rate(3)
UNITS 89465GAA3	20,000,000.00	20,000,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	12,700,000.00 635.000000000	800,000.00 40.000000000	0.00 0.000000000	8.0000000000% 5.0300000000%
Total	20,000,000.00	20,000,000.00	0.00	0.00	0.00	12,700,000.00	800,000.00	0.00	

Total P&I Payment	800,000.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

29-Aug-2011 - 17:15 (4923) © 2007 Bank of America Corporation

Bank of America
Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	800,000.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Less Other Interest Not Advanced	0.00
Less Other Adjustment	0.00
Less Modification Shortfall Amount	0.00
Total	800,000.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Non Recoverable Advances	0.00
Misc. Fees & Expenses	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	800,000.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	800,000.00

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	800,000.00
Remittance P&I Due Certs	800,000.00

Pool Balance Summary	Balance	Count
Beginning Pool	20,000,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	20,000,000.00	1

Non-P&I Servicing Advance Summary	Amount
Prior Outstanding	0.00
Plus Current Period	0.00
Less Recovered	0.00
Less Non Recovered	0.00
Ending Outstanding	0.00

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

Cumulative Prepayment Consideration Received	
Prepayment Premiums	0.00
Yield Maintenance	0.00
Other Interest	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Bond Interest Reconciliation Detail

Class	Accrual		Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support	
	Method	Days										Original	Current (1)
UNITS	30/360	180	20,000,000.00	8.0000000000%	800,000.00	0.00	0.00	800,000.00	800,000.00	0.00	0.00	NA	NA
					800,000.00	0.00	0.00	800,000.00	800,000.00	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
UNITS	15-Feb-2007	15-Aug-2007	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	800,000.00	800,000.00
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	800,000.00	800,000.00

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

Bank of America
Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
TILES Trust No. 2006-1	800,000.00	5.3800%
Morgan Stanley Capital Services Inc.	630,000.00	6.3000%

Underlying Information

Name	Goldman Sachs Capital I 6.345% Capital Securities due February 15, 2034
Cusip	38143VAA7
Balance	$20,000,000.00
Current Rate	6.345%
Next Rate	6.345%
Amount Received	$634,500.00
Ratings Moody/S&P/Fitch	A1/A/A+

Bank of America
Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.



Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)					
		Fitch	Moody's	S&P	Fitch	Moody's		S&P		
UNITS	89465GAA3	NR	NR	A-		A1	3/1/04	A	10/27/06

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.



Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Revised Date:	29-Aug-11
Payment Date:	15-Aug-07
Prior Payment:	15-Feb-07
Next Payment:	15-Feb-08
Record Date:	10-Aug-07

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.